                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                              (Amendment No. 17)
                   Under the Securities Exchange Act of 1934

                        SHOREWOOD PACKAGING CORPORATION
                        -------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.01 par value per share
                         (Including Associated Rights)
                         -----------------------------
                         (Title of class of securities)

                                   825229107
                                   ---------
                                 (CUSIP Number)

                               Thomas H. Johnson
                      President & Chief Executive Officer
                             Chesapeake Corporation
                             1021 East Cary Street
                         Richmond, Virginia 23218-2350
                         Telephone No.:  (804) 697-1000
                         ------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                             Gary E. Thompson, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                 (804) 788-8200

                               February 25, 2000
                               -----------------
            (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition that is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                         check the following box [  ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 7 Pages

CUSIP NO. 825229107                   13D/A                    Page 2 of 7 Pages


1                        NAME OF REPORTING PERSONS:  Chesapeake Corporation
                         IDENTIFICATION NOS. OF ABOVE PERSONS:  54-0166880
----------------------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                                        [b]  [ ]
----------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
----------------------------------------------------------------------------------------------------
4                        SOURCE OF FUNDS*
                         WC
----------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]
----------------------------------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Commonwealth of Virginia
----------------------------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER
       NUMBER OF                           4,106,264 (1)
                       -----------------------------------------------------------------------------
        SHARES                     8       SHARED VOTING POWER
     BENEFICIALLY                             100
                       -----------------------------------------------------------------------------
       OWNED BY                    9       SOLE DISPOSITIVE POWER
    EACH REPORTING                         4,106,264 (1)
                       -----------------------------------------------------------------------------
      PERSON WITH                 10       SHARED DISPOSITIVE POWER
                                              100
----------------------------------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         4,106,364 (1)
----------------------------------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES*                                                     [ ]
----------------------------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         14.99%
----------------------------------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON*
                         HC; CO
----------------------------------------------------------------------------------------------------

(1) On February 25, 2000, Chesapeake purchased 4,106,264 shares of common stock of the Issuer pursuant to a stock purchase agreement with a stockholder of the Issuer, dated November 26, 1999.

CUSIP NO. 825229107                   13D/A                    Page 3 of 7 Pages

                      1  NAME OF REPORTING PERSONS:  Sheffield, Inc.
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  54-1966314.
----------------------------------------------------------------------------------------------------
                      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)        [ ]
                                                                                  [b]
----------------------------------------------------------------------------------------------------
                      3  SEC USE ONLY
----------------------------------------------------------------------------------------------------
                      4  SOURCE OF FUNDS*
                         AF
----------------------------------------------------------------------------------------------------
                      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]
----------------------------------------------------------------------------------------------------
                      6  CITIZENSHIP OR PLACE OF ORGANIZATION
                         State of Delaware
----------------------------------------------------------------------------------------------------

                         7            SOLE VOTING POWER
       NUMBER OF                           --
                       -----------------------------------------------------------------------------
        SHARES           8            SHARED VOTING POWER
     BENEFICIALLY                          100
                       -----------------------------------------------------------------------------
       OWNED BY          9            SOLE DISPOSITIVE POWER
    EACH REPORTING                         --
                       -----------------------------------------------------------------------------
      PERSON WITH        10           SHARED DISPOSITIVE POWER
                                           100
----------------------------------------------------------------------------------------------------
                     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         100
----------------------------------------------------------------------------------------------------
                     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES*                                                     [ ]
----------------------------------------------------------------------------------------------------
                     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         less than 1%
----------------------------------------------------------------------------------------------------
                     14  TYPE OF REPORTING PERSON*
                         CO
----------------------------------------------------------------------------------------------------

     This Amendment No. 17 to Schedule 13D supplements and amends the statement on Schedule 13D, filed on November 30, 1999 (the "Schedule 13D"), by Sheffield, Inc., a Delaware corporation ("Purchaser"), and Chesapeake Corporation ("Chesapeake"), a Virginia corporation and the direct owner of all of the outstanding capital stock of Purchaser. The Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (the "Rights," and together with the Common Stock, the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 277 Park Avenue, New York, New York 10172.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding thereto the following:

     The amount of funds used by Chesapeake to purchase 4,106,264 Shares pursuant to the Purchase Agreement was approximately $70,833,054. All of such funds were provided from internally generated funds of Chesapeake.

Item 4.  Purpose of Transaction.
         ----------------------

       Item 4 of the Schedule 13D is hereby amended and supplemented by adding thereto the following:

     The purpose of the purchase by Chesapeake of the 4,106,264 Shares pursuant to the Purchase Agreement was to acquire a significant equity position in the Issuer. The Reporting Persons no longer intend to seek to acquire control of the Issuer. The Reporting Persons currently intend to dispose of all of the Shares owned by them in one of more of the following transactions: open market sales; privately negotiated sales; or by tendering Shares into the previously announced tender offer for Shares to be commenced by International Paper Company.

     Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals in the future if circumstances warrant): (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities


                               Page 4 of 7 Pages
association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

       Item 5 of the Schedule 13D is hereby amended and supplemented by adding thereto the following:

       (a) To the best of Chesapeake's and Purchaser's knowledge, there were 27,375,771 Shares of Common Stock outstanding as of February 15, 2000. The aggregate number and percentage of Shares to which this Statement relates is 4,106,364 Shares, representing 14.99% of the 27,375,771 Shares of Common Stock outstanding as of February 15, 2000. Sheffield owns 100 Shares, representing less than 1% of the issued and outstanding Shares. Such Shares were purchased in an open market transaction. Pursuant to the Purchase Agreement, Chesapeake has purchased 4,106,264 Shares from a stockholder in a privately negotiated transaction.


                               Page 5 of 7 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  February 25, 2000           CHESAPEAKE CORPORATION


                                   By:  /s/ J. P. Causey Jr.
                                        --------------------
                                   Name:   J. P. Causey Jr.
                                   Title:  Senior Vice President,
                                           Secretary and General Counsel


Date:  February 25, 2000           SHEFFIELD, INC.


                                   By:  /s/ J. P. Causey Jr.
                                        --------------------
                                   Name:   J. P. Causey Jr.
                                   Title:  Vice President and Secretary


                               Page 6 of 7 Pages

                                                                      Appendix B
                                                                      ----------

Appendix B is hereby amended to reflect the following transaction:

                 TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS
                 ---------------------------------------------


                                                     Shares Purchased             Average Price
Reporting Person                     Date                 [Sold]                     Per Share
-----------------------------------------------------------------------------------------------
Chesapeake Corporation        February 25, 2000      4,106,264***                        $17.25


*    Price excludes commission.

**   Open market purchase effected on the New York Stock Exchange.

*** On February 25, 2000, Chesapeake Corporation closed the purchase of 4,106,264 Shares pursuant to a privately negotiated Stock Purchase Agreement, dated November 26, 1999, by and between Ariel Capital Management, Inc. and Chesapeake Corporation.


                               Page 7 of 7 Pages